05037344

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH. D.C. 185 SECTION

SEC FILE NUMBER
8-31475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. Seelaus & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 De Forest Avenue, Suite 102
(No. and Street)

Summit (City) NJ (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karolina Pajdak 908 273 3011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP
(Name – *if individual, state last, first, middle name*)

25 De Forest Avenue, Suite 101 (Address) Summit (City) NJ (State) 07901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Seelaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Seelaus & Company Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

GARY A. SEGAL
NOTARY PUBLIC STATE OF NEW JERSEY
My Commission Expires Oct. 6, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY, CA
MICHAEL E. ROSENBERG, C.P.A. NJ
DAWN I. LEZON, C.P.A. NJ

SANFORD J. KARR, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351
INTERNET: www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

February 16, 2005

To the Board of Directors
R. Seelaus & Co., Inc.
Summit, NJ 07901

In planning and performing our audit of the financial statements and supplemental schedules of R. Seelaus & Co., Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crane, Tonelli, Rosenberg & Co., LLP

February 16, 2005

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C. 185 SECTION

R. SEELAUS & CO., INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2004

(With Independent Auditors' Report)

R. SEELAUS & CO., INC.

TABLE OF CONTENTS

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY, CA
MICHAEL E. ROSENBERG, C.P.A. NJ
DAWN I. LEZON, C.P.A. NJ

SANFORD J. KARR, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351
INTERNET: www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
R. Seelaus & Co., Inc.:

We have audited the accompanying statement of financial condition of R. Seelaus & Co., Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. Seelaus & Co., Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Crane, Tonelli, Rosenberg & Co., LLP
February 16, 2005

R. SEELAUS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 55,053
Receivables from clearing organization	221,074
Securities owned – marketable	9,824,407
Secured demand notes	290,000
Furniture, equipment, and leasehold improvements – net	91,120
Other assets	343,942
	$10,825,596

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payables to clearing organization	$ 4,828,327
Securities sold, not yet purchased, at market value	2,973,886
Accounts payable, accrued expenses and other liabilities	1,061,330
	8,863,543
Commitments and contingent liabilities	-
Subordinated borrowings	290,000
Stockholders' equity:	
Common stock, no par value; 1,000,000 shares authorized, 143,190 shares issued and outstanding, stated at $2.31 per share	330,769
Additional paid-in capital	173,343
Retained earnings	1,167,941
Total stockholders' equity	1,672,053
	$10,825,596

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Trading gains	$ 7,129,313
Syndicate income (loss)	(237)
Commission income	434,227
Interest and dividend income	652,506
Other income	194,119
Total revenue	8,409,928
Expenses:	
Employee compensation and benefits	6,471,395
Non-broker clearance charges	210,668
Interest and dividends	188,271
Communications and data processing	135,256
Occupancy and equipment	489,076
Promotion	2,325
Regulatory assessments	54,603
Payroll taxes	277,462
Depreciation	24,106
Loss on sale of assets	2,253
Other operating expenses	496,448
Total operating expenses	8,351,863
Income before income taxes	58,065
Provision for income taxes	2,651
Net income	$ 55,414

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
Balance at January 1, 2004	13,314	$307,553	$111,614	$1,207,527	0	$0	$1,626,694
Net income				$55,414			$55,414
Distributions				($95,000)			($95,000)
Issuance of common stock before 10 for 1 stock split	805	$18,596	$43,349				$61,945
Stock split 10 for 1 effective 5/1/04	127,071						
Issuance of common stock after 10 for 1 stock split	2,000	$4,620	$18,380				$23,000
Balance at December 31, 2004	143,190	$330,769	$173,343	$1,167,941	0	$0	$1,672,053

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance at January 1, 2004	$ 290,000
Increases:	-
Decreases:	-
Balance at December 31, 2004	$ 290,000

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:	
Net Income	$ 55,414
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Depreciation	24,106
Loss on sale of assets	2,252
Deferred taxes	-
(Increase) decrease in operating assets:	
Receivables from clearing organization	(221,074)
Securities owned	513,609
Other assets	62,306
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	(889,075)
Payables to clearing organization	(1,523,300)
Securities sold not yet purchased	1,911,418
Income tax payable	-
Total adjustments	(119,758)
Net cash provided by (used in) operating activities	(64,344)
Cash Flows From Investing Activities:	
Acquisitions of furniture, equipment, and leasehold improvements	(13,439)
Net cash (used in) investing activities	(13,439)
Cash Flows From Financing Activities:	
Issuance of common stock	84,945
Distributions	(95,000)
Net cash provided by (used in) financing activities	(10,055)
Net increase (decrease) in cash	(87,838)
Cash at beginning of the year	142,891
Cash at end of the year	$ 55,053
Supplemental cash flows disclosures:	
Cash paid during the year for:	
Interest	$ 202,360
Income taxes	$ 8,486

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
Notes to Financial Statements
December 31, 2004

Note 1: Summary of Significant Accounting Policies:

Description of Company

The Company organized in 1984, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's customers are located throughout the United States, with offices in Summit, New Jersey, Boca Raton, Florida and Boston, Massachusetts.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on trade date basis. Customer securities transactions are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market values. All investments as of December 31, 2004 are held at an outside location by a clearing organization.

Traded securities consist principally of municipal and government obligations and Unit Investment Trusts in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. Other heavily traded securities include corporate bonds.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

Income Taxes

The Company elected S corporation status effective since January 1, 2003 (Note 8). Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies.

(Continued)

R. SEELAUS & CO., INC.
Notes to Financial Statements
December 31, 2004

Note 1: Summary of Significant Accounting Policies: (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The carrying value of the Company's subordinated borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

Note 2: Securities Owned and Sold, Not Yet Purchased:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

(Continued)

R. SEELAUS & CO., INC.
Notes to Financial Statements
December 31, 2004

Note 2: Securities Owned and Sold, Not Yet Purchased: (Continued)

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values as follows:

	December 31, 2004	
	Owned	Sold Not Yet Purchased
Obligations of U.S. government	$ 3,751,055	$ 2,432,179
State and municipal obligations	4,834,964	55,916
Corporate bonds, debentures, and notes	1,188,886	485,791
Other securities	49,502	-
	$ 9,824,407	$ 2,973,886

Note 3: When-Issued Securities:

The Company enters into certain transactions involving securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

(Continued)

R. SEELAUS & CO., INC.
Notes to Financial Statements
December 31, 2004

Note 4: Liabilities Subordinated to Claims of General Creditors:

The borrowings under subordination agreements at December 31, 2004 are listed below:

Liability pursuant to secured demand note collateral agreement, 9% interest paid monthly through April 15, 2005 based on $200,000 balance. Interest expense was $18,000 for the year ended December 31, 2004.	$190,000
Liability pursuant to secured demand note collateral agreement with an individual related to the majority stockholder, 8% interest paid monthly through April 15, 2005. Interest expense was $8,000 for the year ended December 31, 2004.	100,000
	$290,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5: Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements at December 31, 2004 is summarized as follows:

Office machinery and equipment	$ 253,868
Leasehold improvements	55,478
	309,346
Less: Accumulated depreciation	(218,226)
Net Furniture, Equipment, and Leasehold Improvements	$ 91,120

(Continued)

R. SEELAUS & CO., INC.
Notes to Financial Statements
December 31, 2004

Note 6: Receivables from and Payables to Clearing Organization:

The receivables from the clearing organization are commissions receivable. The payables to clearing organizations are loans collateralized by marketable securities at rates related to the Federal Funds rate.

Note 7: Commitments:

The Company is obligated under non-cancelable operating leases for office facilities and equipment expiring at various dates through June, 2010. The future minimum rental payments for the next five years and in the aggregate under the above lease agreements are as follows:

Years Ending December 31,	
2005	$243,634
2006	180,455
2007	177,709
2008	184,751
2009	190,973
Beyond	126,944
Total future minimum lease payments	$1,104,466

Rent expense under all operating leases was approximately $260,000 for the year ended December 31, 2004.

Note 8: Income Taxes:

The provision for income taxes for the year ended December 31, 2004 of $2,651 has been provided in the financial statements for state corporate income tax obligations based upon the Company's current tax filing status as an S corporation. The Company elected S corporation status effective January 1, 2003. Earnings and losses after that date will be included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations.

(Continued)

R. SEELAUS & CO., INC.
Notes to Financial Statements
December 31, 2004

Note 9: Principal Transactions:

The Company's principal transaction revenues by reporting categories, including derivatives, at December 31, 2004 are the following:

Municipal Trading Gains	$ 2.0
Government Trading Gains	3.4
Corporate Trading Gains	1.6
UIT Trading Gains	.1
	$ 7.1

Note 10: Stock Split Changing for Value of Stocks

Effective May 1, 2004, the shareholders authorized a 10 for 1 stock split, thereby increasing the number of issued and outstanding shares to 141,190, as of that date, and decreasing the stated value of each share to $2.31.

Note 11: Employee Benefit Plan:

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest from 1% to 15% of their salary in the employee's choice of mutual fund. The Company matches 50% of the employee's contributions up to a maximum of 3%. During the year ended December 31, 2004, the Company contributed approximately $127,000 to the plan.

Note 12: Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,274,326, which is $1,024,326 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2004 was .83 to 1.

(Continued)

R. SEELAUS & CO., INC.
Notes to Financial Statements
December 31, 2004

Note 13: Annual Report on Form X-17A-5:

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

Note 14: Concentrations:

The Company maintains its cash balances in a financial institution located in New Jersey. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the company had no uninsured cash balances.

* * * * *

SCHEDULE I

R. SEELAUS & CO., INC.
COMPUTATION OF NET CAPITAL AND REQUIRED NET
CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Net Capital:

Stockholders' Equity from Statement of Financial Condition	$1,672,053
Add: Subordinated borrowings (allowable in computation of net capital)	290,000
Total Capital and Allowable Subordinated Borrowings	1,962,053
Deductions and Charges:	
Non-Allowable Assets	214,660
Net Capital Before Haircuts on Security Positions (tentative net capital)	1,747,393
Haircuts on Securities	473,067
Net Capital	$1,274,326

Aggregate Indebtedness:

Payable to Brokers and Dealers	$ -
Accrued Expenses and Other Liabilities	1,061,331
Total Aggregate Indebtedness	$1,061,331

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness of $1,061,331)	$ 70,755
Minimum Dollar Net Capital Requirement	$ 250,000
Net Capital Required	$ 250,000
Excess Net Capital at 1,500%	$1,024,326
Excess Net Capital at 1,000%	$1,168,193
Ratio of Aggregate Indebtedness to Net Capital	.83

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2004, as amended, filed on February 16, 2005.

See accompanying notes to financial statements

SCHEDULE II

R. SEELAUS & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Credit Balances	NONE
Debit Balances	NONE
Reserve Computation:	
Excess of Total Credits Over Total Debits	NONE
Required Deposit	NONE
Frequency of Computation:	NOT APPLICABLE

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of December 31, 2004, as amended, filed on February 16, 2005.

SCHEDULE III

R. SEELAUS & CO., INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

State the Market Value and the Number of Items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2004 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	NONE
Number of Items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of Items	NONE

See accompanying notes to financial statements